H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

December 29, 2010

Kenya Gumbs, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       ColorStars Group (the “Company”)

            Registration Statement on Form 10-12G/A

            Filed December 7, 2010

            File No. 000-54107

Dear Ms. Gumbs:

            We are special securities counsel to the Company.

            We are in receipt of your letter (the “Letter”) from the staff of the Securities and Exchange Commission dated December 20, 2010 commenting on the Form 10-12G/A filed by the Company on December 7, 2010.

            We have reviewed the Letter and are currently, together with the Company, preparing a response thereto.   We expect to provide to you, on or before January 14, 2011, a response to your letter and file, as appropriate, an amendment to the Company’s Form 10-12G/A addressing each of the comments provided in your Letter.

            Please contact me directly should you wish to discuss the Company’s Form 10-12G/A or its response to your Letter.

                                                            Sincerely,

                                                            Joyce, Thrasher, Kaiser & Liss, LLC

                                                            /s/ H. Grady Thrasher, IV, Esq.

                                                            H. Grady Thrasher, IV, Esq.